May 1, 2025

Mark Corrao
Chief Financial Officer
Apimeds Pharmaceuticals US, Inc.
2 East Broad Street 2nd Floor
Hopewell, NJ 08425

       Re: Apimeds Pharmaceuticals US, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-42545
Dear Mark Corrao:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 9A. Controls and Procedures, page 32

1.     We note your management concluded that your disclosure controls and procedures
       was effective and that your internal control over financial reporting was not effective due to material weaknesses identified. On page 33 of your Form 10-K, you disclose
       that    we do not have sufficiently documented procedures or control activities in place
       to support a reliable financial reporting process. This includes an absence of controls over the review and approval of journal entries, segregation of duties, reconciliations,
       and other fundamental accounting processes.    It would appear these
control activities
       would also affect your disclosure controls and procedures. Please explain how your officers determined that your disclosure controls and procedures were effective despite the material weaknesses you identified.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 1, 2025
Page 2

       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences